

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Mark Allen
Chief Financial Officer
Health Assurance Acquisition Corp.
20 University Road
Cambridge , Massachusetts 02138

      Re: Health Assurance Acquisition Corp.
           Form 10-K for the year ended December 31, 2021
           Filed March 30, 2022
           File No. 001-39702

Dear Mr. Allen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction